VivoPower International PLC

The Scalpel

18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

October 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Staff Attorney

Re:	VivoPower International PLC
Registration Statement on Form F-1
File No. 333-248761
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VivoPower International PLC, a public limited company incorporated under the laws of England and Wales (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form F-1, as amended (Registration No. 333-248761) be accelerated so that the registration statement may become effective at 5:00 p.m., Eastern time, on Wednesday, October 14, 2020, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes each of Melissa V. Frayer and Dinesh K. Melwani of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call Melissa V. Frayer (415-696-5430) or Dinesh K. Melwani (617-348-4450) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours, VIVOPOWER INTERNATIONAL PLC /s/ Kevin Chin Kevin Chin Chief Executive Officer, Executive Chairman and Director

cc:	Securities and Exchange Commission

Irene Barberena-Meissner, Staff Attorney

VivoPower International PLC

Kevin Chin

James Tindal-Robertson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Melissa V. Frayer

Dinesh K. Melwani

Loeb & Loeb LLP

Mitchel Nussbaum

Angela Dowd

PKF Littlejohn LLP

David Thompson